

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

<u>Via U.S. Mail</u>
Joey Chancis
Chief Executive Officer
Joey New York, Inc.
Trump Tower 1, 16001 Collins Ave. #3202
Sunny Isles Beach, FL 33160

>   **Re:**   **Joey New York, Inc.**
>   **Form 8-K**
>   **Filed May 16, 2014**
>   **Amendment No. 1 to Form 8-K**
>   **Filed May 29, 2014**
>   **File No. 333-180954**

Dear Mr. Chancis:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K/A filed May 29, 2014</u>

<u>Item 4.01</u>

1. If Messineo & Co., CPAs, LLC was not the auditor of both Joey New York, Inc. (formerly Pronto, Corp) and RAR Beauty, LLC prior to their reverse recapitalization transaction, a change in accountants has occurred. If so, please amend your Form 8-K to provide the disclosures required by Item 304 of Regulation S-K under Item 4.01.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at 202 551-3774 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Blaise A. Rhodes

Blaise A. Rhodes
Senior Staff Accountant
Office of Beverages, Apparel and Mining